Exhibit 12.2
Doral Financial Corporation
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	For the year ended December 31,
	2005		2004	2003	2002	2001

Including Interest on Deposits

Earnings:
Pre-tax income from continuing operations	$32,283		$129,303	$166,054	$180,230	$88,394
Plus:
Fixed Charges (excluding capitalized interest)	670,137		387,675	322,657	318,172	339,312

Total Earnings	$702,420		$516,978	$488,711	$498,402	$427,706

Fixed Charges:
Interest expensed and capitalized	$665,313		$383,613	$318,715	$314,224	$339,980
Amortized premiums, discounts, and capitalized expenses related to indebtedness	1,869		1,473	1,531	1,351	1,717
An estimate of the interest component within rental expense	2,955		2,589	2,411	2,597	2,515

Total Fixed Charges before preferred dividends	670,137		387,675	322,657	318,172	344,212

Preferred dividends	33,299		33,299	21,088	13,730	9,408
Ratio of pre tax income to net income	2.447		0.602	1.168	1.080	0.905

Preferred dividend factor	81,483		20,046	24,631	14,828	8,514

Total fixed charges and preferred stock dividends	$751,620		$407,721	$347,288	$333,000	$352,726

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A	)	1.27	1.41	1.50	1.21

Excluding Interest on Deposits

Earnings:
Pre-tax income from continuing operations	$32,283		$129,303	$166,054	$180,230	$88,394
Plus:
Fixed Charges (excluding capitalized interest)	563,973		306,992	251,248	250,194	270,300

Total Earnings	$596,256		$436,295	$417,302	$430,424	$358,694

Fixed Charges:
Interest expensed and capitalized	$559,149		$302,930	$247,306	$246,246	$270,968
Amortized premiums, discounts, and capitalized expenses related to indebtedness	1,869		1,473	1,531	1,351	1,717
An estimate of the interest component within rental expense	2,955		2,589	2,411	2,597	2,515

Total Fixed Charges before preferred dividends	563,973		306,992	251,248	250,194	275,200

Preferred dividends	33,299		33,299	21,088	13,730	9,408
Ratio of pre tax income to net income	2.447		0.602	1.168	1.080	0.905

Preferred dividend factor	81,483		20,046	24,631	14,828	8,514

Total fixed charges and preferred stock dividends	$645,456		$327,038	$275,879	$265,022	$283,714

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A	)	1.33	1.51	1.62	1.26

(A)	During 2005, earnings were not sufficient to cover preferred dividends and the ration was less than 1:1. The Company would have had to generate additional earnings of $49.2 million to achieve a ratio of 1:1 in 2005.